Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

VIA EDGAR

March 13, 2025

Christopher R. Bellacicco

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen S&P 500 Dynamic Overwrite Fund File Numbers: 333- 281040; 811-21809

Dear Mr. Bellacicco:

This letter responds to the comments you provided via telephone on September 6, 2024, regarding the shelf offering registration statement on Form N-2 (the “Registration Statement”), filed on July 26, 2024, with respect to the Nuveen S&P 500 Dynamic Overwrite Fund (the “Registrant” or the “Fund”). For convenience, each of your comments are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

Prospectus Summary

Investment Objectives and Policies (page 1)

1.	Comment: We note that the disclosure incorporates by reference a section of the Fund’s most recent annual report. When incorporating by reference here and throughout the Registration Statement, please include a hyperlink to the relevant document and section as required by the FAST Act.

Response: The Registrant will ensure that information incorporated by reference is properly hyperlinked.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California

A Pennsylvania Limited Liability Partnership

Christopher R. Bellacicco

March 13, 2025

Summary of Fund Expenses – page 6

2.	Comment: Please confirm how costs associated with any offering expenses are being reflected in the fee table, which is incorporated by reference from the annual report.

Response: The Registrant notes that any costs associated with a particular offering will be reflected in the fee table included in the prospectus supplement corresponding to such offering.

Trading and Net Asset Value Information – page 6

3.	Comment: The disclosure incorporates by reference to the annual report for the trading and net asset value information. However, Item 8.5.b of Form N-2 requires disclosure for each full quarterly period within the two most recent fiscal years and each full fiscal quarter since the beginning of the current fiscal year. As a result, please disclose the quarterly information that is not captured in the disclosure that is incorporated by reference.

Response: The Registrant will disclose the required information.

STATEMENT OF ADDITIONAL INFORMATION

Investment Adviser, Sub-Adviser and Portfolio Managers

Portfolio Managers (pages 36-39)

4.	Comment: In the table included under “Other Accounts Managed,” there is an asterisk next to the column heading, “Assets,” but no corresponding footnote. Please remove the asterisk or add the missing footnote.

Response: The Registrant will add the missing footnote.

5.	Comment: In the table included under “Fund shares owned by the Portfolio Managers,” information is provided as of December 31, 2023. Because Nazar Romanyak is a new portfolio manager, please provide his information as of the most recent practicable date, per Instruction 1 to Item 21.3 of Form N-2.

Response: The Registrant will revise the information as of a more recent date.

Code of Ethics (page 39)

6.	Comment: The disclosure includes a reference to “Nuveen Securities,” but that term is not defined. Please revise the disclosure to define that term.

Response: The Registrant will revise the disclosure as requested.

Christopher R. Bellacicco

March 13, 2025

7.	Comment: Please note the following comments with respect to information incorporated by reference to the annual report:

a.	On page 93 of the annual report, under the section entitled, “Shareholder Update – Current Investment Objectives, Investment Policies and Principal Risks of the Funds – Investment Policies,” the disclosure recites the Fund’s concentration policy to not concentrate except to the extent that the S&P 500 Index is concentrated. The policy then says, “unless the Fund would need to avoid concentration in order to implement its investment strategy as it relates to avoiding the adverse tax treatment associated with straddle positions.” Past staff statements have noted that freedom of action to concentrate pursuant to management’s investment decision has been considered by the staff to be prohibited by Section 8, subsection (b)(1) of the 1940 Act (see Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act. Release No. 9011, dated Oct. 30, 1975). Any conditions outlining circumstances under which any changes between concentration and non-concentration would be made must be based on stated objective standards that are not within the control of the Fund or its affiliates. Please supplementally explain how the final clause of the Fund’s investment concentration policy does not preserve freedom of action to concentrate.

b.	With respect to the fee table included on page 109 of the annual report, under the section entitled, “Summary of Fund Expenses,” please note that “Acquired Fund Fees and Expenses” should appear directly above the sub-caption titled “Total Annual Expenses.” See Item 10.A of Form N-2. Please revise this in future reports.

Response: The Registrant has filed its most recent annual report, which (a) removes the referenced concentration disclosure with respect to the Fund and (b) removes the line item for “Acquired Fund Fees and Expenses,” as such expenses are no longer required to be disclosed.

* * * * * *

Christopher R. Bellacicco

March 13, 2025

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero
Joel D. Corriero

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

E. Purple

S. Lachine